April 24, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Notice of Disclosure Filed in Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act of 1934, notice is hereby provided that Flowserve Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, which was filed with the U.S. Securities and Exchange Commission on April 24, 2013.

Respectfully submitted,

FLOWSERVE CORPORATION

/s/ Michael S. Taff
Michael S. Taff
Senior Vice President and
Chief Financial Officer